Exhibit 4(l)
DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
Texas Instruments Incorporated’s (“we,” “us” and “our”) common stock, $1.00 par value per share, is our only class of securities registered under Section 12 of the Securities Exchange Act of 1934.
Description of Common Stock
The following description of our common stock is based upon our restated certificate of incorporation, as amended (“Restated Certificate of Incorporation”), our by-laws, as amended (“By-Laws”), and applicable provisions of law. We have summarized certain portions of the Restated Certificate of Incorporation and By-Laws below. The summary is not complete. The Restated Certificate of Incorporation and By-Laws are incorporated by reference as exhibits to this Annual Report on Form 10-K. You should read the Restated Certificate of Incorporation and By-Laws for the provisions that are important to you.
Certain provisions of the Delaware General Corporation Law (“DGCL”), the Restated Certificate of Incorporation and By-Laws summarized in the following paragraphs may have an anti-takeover effect. This may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests, including those attempts that might result in a premium over the market price for the shares held by such stockholder.
The Restated Certificate of Incorporation authorizes us to issue 2,400,000,000 shares of common stock, $1.00 par value per share, and 10,000,000 shares of preferred stock, $25.00 par value per share. We are authorized to issue additional shares of common stock without further stockholder approval, except as may be required by applicable law or stock exchange regulations. The holders of shares of our common stock, subject to the preferential rights of the holders of any shares of our preferred stock, are entitled to dividends when and as declared by our board of directors. The holders of our common stock have one vote per share on all matters submitted to a vote of the stockholders, and the right to share pro rata in our net assets in liquidation after payment of any amounts due to creditors and in respect of any preferred stock. Holders of shares of our common stock are not entitled as a matter of right to any preemptive or subscription rights and are not entitled to cumulative voting for directors. All outstanding shares of common stock are fully paid and nonassessable. Our common stock is listed on The Nasdaq Global Select Market.  The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.
Our By-Laws provide that the annual meeting of stockholders shall be held on the third Thursday in April each year or on such other date as may be fixed by our board of directors and as stated in a written notice, which must be mailed or delivered to each stockholder at least 10 days prior to any stockholder meeting.
Certain Provisions of our Certificate of Incorporation and By-Laws
Our Restated Certificate of Incorporation states that action may be taken by stockholders only at annual or special meetings of stockholders, and that stockholders may not act by written consent. The By-Laws vest the power to call special meetings of stockholders in our chairman of the board, our president, or a majority of our board of directors.
To be properly brought before an annual meeting of stockholders, any stockholder proposal or nomination for the board of directors must be delivered to or mailed and received at our principal executive offices not less than 90 days prior to the first anniversary of the previous year’s annual meeting; provided that in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from such anniversary date, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of the meeting is first made.

Certain Anti-Takeover Effects of Delaware Law
We are subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years following the date of the transactions in which the person became an interested stockholder, unless:
•the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or
•on or subsequent to such date the business combination is approved by the board and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
A “business combination” is defined to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to our company and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.